UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Siebert Financial Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

826176 10 9

(CUSIP Number)

Gloria E. Gebbia
Managing Member
Kennedy Cabot Acquisition, LLC
24005 Ventura Blvd. Suite 200 Calabasas, CA 91302
(212) 514-8369

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826176 10 9	13D/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Kennedy Cabot Acquisition, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,987,283
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,987,283

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,987,283
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage of class calculated based on 27,157,188 total outstanding shares of Common Stock as of December 29, 2017, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on January 5, 2018.

CUSIP No. 826176 10 9	13D/A	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Gloria E. Gebbia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Gloria E. Gebbia is a US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,606,337
	8.	SHARED VOTING POWER 19,890,795
	9.	SOLE DISPOSITIVE POWER 2,606,337
	10.	SHARED DISPOSITIVE POWER 19,890,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,497,132
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.8%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage of class calculated based on 27,157,188 total outstanding shares of Common Stock as of December 29, 2017, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on January 5, 2018.

CUSIP No. 826176 10 9	13D/A	Page 4 of 6 Pages

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on December 21, 2016 (the “Original Schedule 13D”) by Kennedy Cabot Acquisition, LLC, a Nevada limited liability company (“KCA”) and Gloria E. Gebbia, the Managing Member of KCA (each of the foregoing a "Reporting Person" and collectively, the "Reporting Persons") relating to the common stock, par value $0.01 per share (the “Common Stock”), of Siebert Financial Corp., a New York corporation (the “Issuer”), whose principal executive officers are located at 120 Wall Street, New York, NY 10005.

The Reporting Persons are filing this Amendment to report changes in their beneficial ownership of Common Stock resulting from the transactions described in amended Item 5(c) below.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D and except as set forth herein, the Original Schedule 13D is unmodified.

Item 2.  Identity and Background.

Items 2(a) and 2(b) are hereby amended and restated as follows:

(a)	This Schedule 13D is filed by Kennedy Cabot Acquisition, LLC, a Nevada limited liability company (“KCA”) and Gloria E. Gebbia, the Managing Member of KCA. KCA and Gloria E. Gebbia are referred to herein collectively as the “Reporting Persons”.

(b)	The address of the Reporting Persons is 24005 Ventura Blvd. Suite 200 Calabasas CA 91302.

CUSIP No. 826176 10 9	13D/A	Page 5 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Original Schedule 13D are hereby amended and restated as follows:

(a) Effective January 10, 2018, after giving effect to the transactions referred to in item 5(c) below: (i) KCA beneficially owns 14,987,283 shares of Issuer Common Stock, representing approximately 55.2% of the outstanding Common Stock of the Issuer. Gloria E. Gebbia is the Managing Member of KCA and, as such, can vote or direct the vote or dispose or direct the disposition of the shares of Common Stock owned by KCA, and (ii) Gloria E. Gebbia is the direct beneficial owner 2,606,337 shares of Issuer Common Stock, representing approximately 9.6% of outstanding Common Stock of the Issuer the indirect beneficial owner of the shares owned by KCA and may be deemed to share indirect beneficial ownership of a total of 4,903,512 additional shares of Issuer Common Stock, owned by a family trust and certain members of Gloria E. Gebbia's family. Accordingly, Gloria E. Gebbia may be deemed beneficially own, directly and indirectly an aggregate of 22,497,132 shares of Issuer Common Stock, representing approximately 82.8% of the outstanding Common Stock of the Issuer.

The percentage calculations in Item 5(a) are based on 27,157,188 total outstanding shares of Common Stock as of December 29, 2017, as reported in the Issuer's Current Report on Form 8-K, filed with the SEC on January, 5, 2018.

(b) Gloria E. Gebbia has sole voting and dispositive power over 2,606,337 shares of Issuer Common Stock and has shared power to vote or direct the vote and to dispose or to direct the disposition of 19,890,795 shares of Issuer Common Stock. KCA has shared power to vote or direct the vote and to dispose or to direct the disposition of 14,987,283 shares of Issuer Common Stock.

(c) The following transactions were effected during the past sixty days by the Reporting Persons:

1.     Effective December 27, 2017, KCA completed a transfer of 5,000,000 shares of Issuer Common Stock to each members on a pro rata basis and based upon her ownership of membership interests in KCA, Gloria E. Gebbia received 2,450,000 shares of Issuer Common Stock. No consideration was paid by the members for the shares received from KCA.

2.     Effective December 27, 2017, Gloria E. Gebbia gifted 132,200 shares of Issuer Common Stock to various family members and third parties.

3.     As reported in a Current Report on Form 8-K filed by the Issuer with the SEC on January 5, 2018, effective December 29, 2017, the Issuer issued 5,072,062 shares of restricted Issuer Common Stock to StockCross as consideration for the acquisition of certain assets pursuant to the terms of an Asset Purchase Agreement by and among, the Issuer, StockCross and Muriel Siebert & Co., Inc., the Issuer's wholly owned subsidiary. On December 29, 2017, StockCross transferred to its shareholders, in accordance with Mass. Gen. Laws Ann. ch. 156D, § 6.40 (Distributions to shareholders) (the “Transfer“), an aggregate of 5,072,062 shares of Issuer Common Stock. In accordance with the Transfer, Gloria E. Gebbia received 288,537 shares of Issuer Common Stock based upon her ownership interest in StockCross. No consideration was paid for such shares received in the Transfer.

CUSIP No. 826176 10 9	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2018

Kennedy Cabot Acquisition, LLC

By:	/s/ Gloria E. Gebbia
Gloria E. Gebbia
Managing Member

/s/ Gloria E. Gebbia
Gloria E. Gebbia